Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 30, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that it requested, on this date, the disbursement of US$500 million of its stand-by credit facility maintained with certain financial institutions, at the cost of Libor + 1.30%, with an average term of 47 months and final maturity in February 2024.

The disbursement above is in line with the preventive measures that the Company has been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and aims to bring even more strength to the liquidity position of the Company, contributing for Suzano to go through the challenges resulting from such pandemic on a consistent manner.

Suzano reiterates its commitment to transparency before its shareholders and investors and reinforces that, so far, its operations in Brazil and abroad are not materially impacted and continue to proceed normally. Nonetheless, it is not possible to state, at this moment, that the COVID-19 pandemic will not impact the Financial Statements of the Company or alter its economic estimates disclosed to the market. In case the Company becomes aware of impacts resulting from the COVID-19 pandemic to its Financial Statements, or changes in its economic estimates released to the market, the Company will inform the market in accordance with the applicable legislation.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world. Therefore, the priority is to ensure the health and integrity of our teams, their families and the whole society.

São Paulo, March 30, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer